                                                                Exhibit 99(a)(1)

                               BIOCHEM PHARMA INC.

                       EXERCISE OF OPTION TO PURCHASE ALL
                            CLASS A COMMON SHARES OF
                           CLINICHEM DEVELOPMENT INC.

                           --------------------------

                            NOTICE TO SHAREHOLDERS OF
                           CLINICHEM DEVELOPMENT INC.

                           ---------------------------

         This information is disseminated pursuant to Rule 13e-3 of the United States Securities Exchange Act of 1934, as amended.


         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                SUMMARY OF TERMS

         BioChem Pharma Inc. wishes to advise holders of the Class A common shares of CliniChem Development Inc. that, on October 26, 2000, BioChem exercised its option to purchase all of the issued and outstanding shares of Class A common shares of CliniChem as provided in Section 3.7 of CliniChem's amended Articles of Incorporation.

         The material terms of BioChem's exercise of its option to purchase the CliniChem Class A common shares are as follows:

         - CLOSING DATE: The closing date for this purchase will be on December 15, 2000, subject to adjustment according to Section
                  3.9 of CliniChem's amended Articles of Incorporation.

         - EXERCISE PRICE: The exercise price for the purchase option, which was determined according to Section 3.8 of CliniChem's amended Articles of Incorporation, will be Cdn $18.43 per outstanding Class A common share, for an aggregate exercise price of Cdn $50,000,000.

         - METHOD OF PAYMENT: BioChem will pay the exercise price for the purchase option in cash.

         - PAYMENT OF THE EXCERCISE PRICE: In accordance with CliniChem's amended Articles of Incorporation, on or before the closing date, BioChem will deposit approximately Cdn $39,690,590 with General Trust of Canada. BioChem will instruct General Trust of Canada to distribute the exercise price pro rata to the holders of CliniChem Class A common shares, other than Biochem, as of the close of business on December 15, 2000. AFTER BIOCHEM COMPLIES WITH THESE CONDITIONS, OWNERSHIP
                  OF ALL CLINICHEM CLASS A COMMON SHARES NOT ALREADY OWNED BY BIOCHEM WILL AUTOMATICALLY TRANSFER TO BIOCHEM ON DECEMBER
                  15, 2000. If you physically hold your Class A common share certificates, you must submit your certificates to General Trust of Canada (at the addresses set forth in the accompanying letters of transmittal) in order to receive the pro rata exercise price. If you hold your Class A common shares in a brokerage account, your broker will automatically credit your account with the pro rata exercise price.

         - FURTHER INFORMATION: You should direct questions related to this notice of exercise to BioChem's Investor Relations Department at (450) 978-7970.

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
NATURE OF DISCLOSURE

         BioChem Pharma Inc. is providing this information to the shareholders of CliniChem Development Inc. in compliance with Rule 13e-3 of the United States Securities and Exchange Act of 1934, as amended. Notwithstanding the provision of this information, BioChem disclaims application of Rule 13e-3 of the Securities and Exchange Act of 1934 to the transaction described in this notice.

SPECIAL FACTORS

         Purpose

         The purpose of this transaction is to regain control over research and development activities conducted by and on behalf of CliniChem and to avoid the administrative costs relating to the operation of CliniChem. BioChem believes that it is in the best interests of BioChem and its stockholders to exercise the purchase option at this time.

         Because BioChem is exercising a previously granted right, no alternatives to the exercise of the purchase option were considered.

         The transaction is structured pursuant to the terms of the previously granted purchase option as set forth in CliniChem's amended Articles of Incorporation. BioChem is undertaking the transaction at this time because CliniChem's funding is expected to run out before the end of calendar year 2000, and BioChem does not wish to provide additional operating funds to CliniChem. Therefore, BioChem determined that the exercise of the purchase option at this time was in the best interests of BioChem and its shareholders.

         Consequences

         Following BioChem's purchase of all of the outstanding Class A common shares, CliniChem will be amalgamated with BioChem. BioChem anticipates de-listing CliniChem from the Nasdaq National Market and The Toronto Stock Exchange, filing a Form 15 with the Securities and Exchange Commission to suspend CliniChem's reporting requirements under the Securities Exchange Act of 1934, and taking the required steps to revoke its status as a reporting issuer in Canada. BioChem also intends to replace CliniChem's board of directors with BioChem employees.

         Because CliniChem will be amalgamated with BioChem, BioChem will directly own all of the assets of CliniChem upon completion of the amalgamation.

         The transaction will cause each holder of CliniChem Class A common shares to dispose of his or her Class A common shares for consideration equal to that shareholder's pro rata share of the exercise price stated above.

         Tax Considerations

         THE FOLLOWING DISCUSSION IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF CLINICHEM CLASS A COMMON SHARES. HOLDERS ARE ADVISED AND EXPECTED TO CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE REGARDING THE INCOME TAX CONSEQUENCES TO THEM OF DISPOSING OF THEIR CLINICHEM CLASS A COMMON SHARES TO BIOCHEM IN EXCHANGE FOR CASH, HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY OTHER CONSEQUENCES TO THEM OF SUCH TRANSACTION UNDER FEDERAL, PROVINCIAL, STATE, LOCAL AND FOREIGN TAX LAWS.

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UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the material United States federal income tax considerations to a United States holder arising from the purchase by BioChem of the CliniChem Class A common shares. A United States holder is a beneficial owner of CliniChem Class A common shares that is:

         -        an individual citizen or resident of the United States;

         - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

         - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         This summary deals only with a United States holder that holds CliniChem Class A common shares as a capital asset and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

         -        dealers or traders in securities or currencies;

         - financial institutions or other United States holders that treat income in respect of CliniChem Class A common shares as financial services income;

         -        insurance companies;

         -        regulated investment companies;

         -        tax-exempt entities;

         - United States holders that acquired CliniChem Class A common shares upon the exercise of an employee stock option or otherwise in connection with the performance of services;

         - United States holders that hold CliniChem Class A common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

         - United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of the voting stock of CliniChem;

         - United States holders that have a principal place of business or "tax home" outside the United States; or

         - United States holders whose "functional currency" is not the United States dollar.

         This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this notice; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. This summary has no binding effect or official status of any kind; we cannot assure you that the conclusions reached below would be sustained by a

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court if challenged by the Internal Revenue Service (the "Service"). We will not seek a ruling from the Service with respect to any aspect of the tax considerations described below.

         Because United States tax consequences may differ from one holder to the next, this summary does not purport to deal with all of the federal income tax considerations that might be relevant to you in light of your personal investment circumstances or status. In addition, this summary does not address the application of other United States taxes, such as the federal estate tax or alternative minimum tax, or state or local tax laws. Accordingly, you are advised to consult your own tax advisor in determining the specific tax consequences to you of BioChem's purchase of your CliniChem Class A common shares, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or other tax laws. The statements of United States tax law set out below are based on the laws and interpretations in force as of the date of this notice, and are subject to any changes occurring after that date.

         Sale of CliniChem Class A Common Shares

         The receipt of cash in exchange for CliniChem Class A common shares will be treated as a taxable transaction for United States federal income tax purposes. Accordingly, subject to the discussion below of the passive foreign investment company rules, you will recognize a gain or loss in an amount equal to the difference between the amount of cash that you receive, translated from Canadian dollars to United States dollars by reference to the spot currency exchange rate on the closing date, and the adjusted tax basis in your hands of the CliniChem Class A common shares surrendered in exchange therefor. Subject to the discussion below of the passive foreign investment company rules, the gain or loss that you recognize will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the CliniChem Class A common shares for more than one year. You will recognize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of Canadian dollars received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

         If you received CliniChem Class A common shares in the June 1998 distribution by BioChem of such shares, then your initial tax basis in the CliniChem Class A common shares was equal to the fair market value of those shares on the date of the distribution (US $6.00 or Cdn $8.82). In other cases, your initial tax basis in CliniChem Class A common shares generally will be equal to the cost to you of those shares. Under the passive foreign investment company rules discussed below, if you acquired CliniChem Class A common shares from a decedent, then, in some circumstances, your initial tax basis in those shares will be equal to the lower of their fair market value and the basis of those shares in the hands of the decedent.

         Gain realized by a United States holder on the purchase of CliniChem Class A common shares by BioChem generally will be treated as United States source gain, and loss realized by a United States holder on the purchase generally will be treated as United States source loss, for United States foreign tax credit purposes.

         Passive Foreign Investment Company Considerations

         IN GENERAL. A special and adverse set of United States tax rules applies to a United States holder that holds an interest in a passive foreign investment company. In general, a passive foreign investment company is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent. Because essentially all of the income derived by CliniChem since its formation has been interest income, which is treated as passive income for passive foreign investment company purposes, we

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believe that CliniChem will be treated as a passive foreign investment company for its current taxable year and has been so treated for all of its prior taxable years.

         Because CliniChem is and has been treated as a passive foreign investment company, if you are not fully subject either to the qualified electing fund rules described below or to the mark-to-market rules described below, then you will be subject to a special and adverse tax and interest-charge regime with respect to any gain that you recognize in the purchase of your CliniChem Class A common shares by BioChem. In particular, (1) you will be required to allocate that gain ratably to each day during your holding period for the CliniChem Class A common shares, (2) you will be required to include in income as ordinary income the portion of the gain that is allocated to your current taxable year and (3) you will be taxable at the highest rate of taxation applicable to ordinary income on the portion of the gain that is allocated to prior taxable years, without regard to your other items of income and loss for such prior taxable years (deferred tax). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the current taxable year (without regard to extensions), computed at the rates that apply to underpayments of tax; the interest charge generally will not be deductible by an individual taxpayer.

         QUALIFIED ELECTING FUND ELECTION. You may be able to avoid or mitigate the effect of the unfavorable tax and interest-charge regime described above if you make or have made a qualified electing fund election with respect to CliniChem. A qualified electing fund election effectively requires you to include in income currently your pro rata share of the ordinary earnings and net capital gain of CliniChem, without regard to the amount of any distributions made by CliniChem. Your tax basis in the CliniChem shares is increased by the amount that is included in your income pursuant to the qualified electing fund election.

         In general, a qualified electing fund election must be made by the due date, taking into account extensions, for the filing of your income tax return for your first taxable year to which the qualified electing fund election will apply. The effect of the qualified electing fund election is to treat CliniChem as a qualified electing fund for each of its taxable years ending with or within a taxable year of yours for which the qualified electing fund election is effective. If you have had a qualified electing fund election in effect as to CliniChem for each of CliniChem's taxable years that is included in your holding period for the CliniChem Class A common shares, then you will not be subject to the adverse tax and interest-charge regime described above, and any gain that you recognize on the purchase of your shares by BioChem will be treated as capital gain under the non-passive foreign investment company rules described above. If you make or have made a qualified electing fund election for CliniChem, but that election has not been in effect for each of CliniChem's taxable years that is included in your holding period for the CliniChem Class A common shares, then the adverse tax and interest-charge regime described above will apply, notwithstanding your qualified electing fund election, to gain that you recognize on the purchase of your shares by BioChem, unless you make or have made a so-called "purging" election to recognize gain as if you sold and reacquired your CliniChem Class A common shares as of the first day of CliniChem's first taxable year to which your qualified electing fund election applies (the deemed sale date). If you make or have made the purging election, then any gain that you recognize on the deemed sale, based on the fair market value of the CliniChem Class A common shares on the deemed sale date, will be subject to the tax and interest-charge regime, but your CliniChem Class A common shares thereafter will be fully subject to the qualified electing fund provisions. You may make the purging election in an original or amended return for the taxable year that includes the deemed sale date. You are urged to consult your own tax advisor as to the advisability and effects of making a qualified electing fund election or a purging election.

         MARK-TO-MARKET ELECTION. We believe that the CliniChem Class A common shares should be treated as "marketable" stock, as defined in applicable Treasury regulations, for each calendar year since

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the distribution. As a consequence, you may be able to avoid the unfavorable tax and interest-charge regime described above if you have elected, under Section 1296 of the Internal Revenue Code, to mark the CliniChem shares to market as of the close of each taxable year. A mark-to-market election requires you to include in income each year as ordinary income an amount equal to the increase in value of the CliniChem Class A common shares for that year, regardless of whether you actually sell the CliniChem shares. You generally are allowed a deduction for the decrease in value of the CliniChem Class A common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. The tax basis of the CliniChem Class A common shares in your hands is increased by the amount of any mark-to-market gain, and reduced by the amount of any mark-to-market deductions, included in your income. If you have made this mark-to-market election with respect to the CliniChem Class A common shares, and (1) the mark-to-market election has been in effect for all taxable years in your holding period for the CliniChem Class A common shares or
(2) the taxable year of the purchase of your shares by BioChem is not the first taxable year for which your mark-to-market election is effective or (3) prior to your mark-to-market election, you had a qualified electing fund election in effect as to CliniChem for each of CliniChem's taxable years that is included in your holding period for the CliniChem Class A common shares, then any gain that you recognize on the purchase of your shares by BioChem will not be subject to the unfavorable tax and interest-charge regime described above. In such a case, any gain that you recognize on the purchase of your shares will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

CANADIAN TAX CONSEQUENCES

         The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of CliniChem Class A common shares in respect of the sale of such Class A common shares to BioChem in exchange for cash. This summary is not applicable to holders who are "financial institutions" for the purposes of the mark-to-market rules contained in the Income Tax Act (Canada) (the "Tax Act") or to holders who are "specified financial institutions" for the purposes of the Tax Act.

         This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary also takes into account specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted substantially as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

         Resident Shareholders

         The following applies only to holders who, for the purposes of the Tax Act, are resident or deemed to be resident in Canada, hold their Class A common shares as capital property and deal at arm's length with BioChem and CliniChem (a "Resident Shareholder"). CliniChem Class A common shares will generally be considered to be capital property to a holder unless the holder either holds such Class A common shares in the course of carrying on a business or acquired such Class A common shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian resident holders whose Class A common shares might not otherwise be considered capital property may be

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
entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

         A Resident Shareholder who is required to dispose of CliniChem Class A common shares to BioChem in exchange for cash will realize a capital gain (or a capital loss) to the extent that the price paid by BioChem for such Class A common shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base (for the purposes of the Tax Act) to the Resident Shareholder of such Class A common shares. If a holder received a CliniChem Class A common share in the June 1998 distribution, the holder's initial adjusted cost base in such share was equal to the fair market value of such share at the date of distribution (Cdn $8.82 or US $6.00).

         A Resident Shareholder is required, under Proposed Amendments, to include in income one half of the amount of any resulting capital gain as a "taxable capital gain" for the taxation year in which such Resident Shareholder's Class A common shares are purchased and paid for by BioChem and will generally be entitled to deduct one half of the amount of any resulting capital loss as an "allowable capital loss" against taxable capital gains realized in such taxation year. Any excess of allowable capital losses over taxable capital gains of the holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and under the circumstances described in the Tax Act and Proposed Amendments.

         A capital loss otherwise arising on the disposition of CliniChem Class A common shares by a Resident Shareholder may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received by a Resident Shareholder on such Class A common shares. A Resident Shareholder that is a "Canadian-controlled private corporation" (as defined for the purposes of the Tax Act) may be subject, in addition to tax otherwise payable under the Tax Act, to a refundable tax of 6 2/3% on any taxable capital gains arising on the disposition of CliniChem Class A common shares. Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

         Non-Resident Shareholders

         The following applies to holders of CliniChem Class A common shares who, at all relevant times, are neither resident, nor deemed to be resident, of Canada for the purposes of the Tax Act and any applicable tax treaty or convention, who hold their Class A common shares as capital property, who deal at arm's length with BioChem and CliniChem, who do not use or hold, and are not deemed to use or hold, the Class A common shares in carrying on a business in Canada and who are not non-resident insurers (a "Non-Resident Holder").

         A Non-Resident Holder of CliniChem Class A common shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the disposition of such Class A common shares to BioChem. Generally, CliniChem Class A common shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange and the Nasdaq National Market) at that time and at no time during the five-year period immediately preceding the disposition of Class A common shares did the holder, either alone or with persons with whom the holder does not deal at arm's length, own or have an interest in or an option to acquire shares in respect of 25% or more of the issued shares of any class or series of CliniChem.

         If CliniChem Class A common shares constitute or are deemed to constitute taxable Canadian property to a particular Non-Resident Holder, on the disposition thereof to BioChem, such holder will

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realize a capital gain (or capital loss) generally computed in the manner described above under "Resident Shareholders". Any such capital gain may be exempt from tax under the terms of an income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

         If the CliniChem Class A common shares constitute or are deemed to constitute taxable Canadian property and the disposition of such Class A common shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under "Resident Shareholders" will generally apply. NON-RESIDENT HOLDERS WHOSE CLASS A COMMON SHARES ARE TAXABLE CANADIAN PROPERTY SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

FAIRNESS

         BioChem reasonably believes that the transaction is fair to the holders of CliniChem Class A common shares. BioChem, as the holder of all the CliniChem Class B common shares, is entitled to elect one of CliniChem's directors. Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of BioChem, was elected by BioChem to CliniChem's board of directors. Therefore, Dr. Bellini abstained from all the voting by BioChem's board of directors on matters related to BioChem's exercise of its purchase option.

         The material factors upon which BioChem bases its belief that the transaction is fair to the holders of CliniChem Class A common shares are as follows.

         BioChem's purchase option was disclosed to the holders of Class A common shares at the time the Class A common shares were distributed to the holders of BioChem common shares as a dividend-in-kind, and the prospectus distributed at the time of the distribution described the purchase option and its mechanics. BioChem's purchase option is also set forth in CliniChem's amended Articles of Incorporation, which were publicly filed with the Securities and Exchange Commission before the distribution of the Class A common shares. Pursuant to CliniChem's amended Articles of Incorporation, the share certificates for the Class A common shares were legended to provide notice of the purchase option to holders of Class A common shares. Furthermore, each Form 20-F annual report filed by CliniChem since the distribution has also advised holders of the Class A common shares of the purchase option. As a result, every holder of Class A common shares received substantial notice of the terms of the purchase option prior to making any investment decision with respect to the Class A common shares, and subsequently.

         BioChem's planned exercise of the purchase option will be consistent with the terms set forth in CliniChem's amended Articles of Incorporation.

         The holders of Class A common shares have no choice under the terms of the Purchase Option as to whether to accept or reject BioChem's acquisition, because the terms specifically provide for the automatic transfer of title of the Class A common shares to BioChem on the closing date without any action on the part of the holder of Class A common shares.

         In accordance with the terms of the purchase option, all holders of Class A common shares, regardless whether they are affiliates of CliniChem or BioChem, will receive the same consideration from BioChem per Class A common share.

         CliniChem's amended Articles of Incorporation do not require any approval of holders of the Class A common shares for the exercise of the purchase option.

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         After making reasonable inquiry, BioChem believes that no directors of
CliniChem have retained an unaffiliated representative to act solely on behalf of any security holders of CliniChem as no action is required by either CliniChem's directors or CliniChem's security holders to effect the purchase option.

         Reports

         Neither BioChem, nor to the best of BioChem's knowledge after reasonable inquiry of Clinichem, CliniChem or its affiliates, has received any report, opinion or appraisal from an outside party, other than an opinion of counsel, that is materially related to the transaction described in this notice.

IDENTIFICATION AND SECURITIES OF CLINICHEM

         CliniChem's principal executive office is located at 275 Armand Frappier Boulevard, Laval, Quebec, Canada H7V 4A7. The telephone number of CliniChem's principal executive office is (450) 681-1744.

         The exact title of the class of equity security that is the subject of this filing is Class A common shares, no par value per share, of CliniChem. As of October 26, 2000, there were 2,713,260 Class A common shares issued and outstanding.

         CliniChem's Class A common shares are traded on the Nasdaq National Market under the symbol "CCHE" and are traded in Canada on The Toronto Stock Exchange under the symbol "BCC.A". The following table sets forth, for the periods indicated, the range of high and low closing sales prices of the CliniChem Class A common shares on the Montreal Exchange (CliniChem's principal non-United States exchange until December 3, 1999), The Toronto Stock Exchange and the Nasdaq National Market.

                          The Montreal Exchange(1)      The Toronto Stock Exchange     Nasdaq National Market
                           ---------------------        --------------------------     ----------------------
                                   Cdn $                          Cdn $                         US $
      Quarter Ending        High            Low           High             Low           High          Low
      --------------        ----            ---           ----             ---           ----          ---
         12/31/98            8.35          6.60            8.35            6.50           5.50         4.13
         03/31/99           11.00          7.05           11.00            7.00           6.91         4.50
         06/30/99           10.65          9.50           10.75            9.50           7.50         6.38
         09/30/99           11.50          9.40           11.50            9.50           8.13         6.38
         12/31/99           15.00         11.00           14.50           11.05           9.88         7.25
         03/31/00            --             --            17.00           12.50          11.88         8.75
         06/30/00            --             --            17.75           16.05          11.88        11.38
         09/30/00            --             --            18.00           15.75          12.00        10.00

(1) The CliniChem Class A common shares ceased trading on the Montreal Exchange on December 3, 1999.

         To the best of BioChem's knowledge after making a reasonable inquiry, CliniChem has paid no dividends on its Class A common shares during the past two years.

         Between January 28, 2000 and July 28, 2000, BioChem purchased a total of 559,674 Class A common shares in both open market and privately negotiated transactions. These shares represent 20.6% of the issued and outstanding Class A common shares.

         Between January 28, 2000 and June 30, 2000, BioChem purchased a total of 163,400 Class A common shares in open market transactions. The following table shows the high and low prices, as well as the average price, paid by BioChem for Class A common shares during each fiscal quarter between January 28, 2000 and June 30, 2000.

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
                    The Toronto Stock Exchange          Nasdaq National Market
                    --------------------------          ----------------------
                              Cdn$                              US$
Quarter Ending      High      Low      Average        High      Low      Average
--------------      ----      ---      -------        ----      ---      -------
03/31/00           16.75     16.00      16.67        11.625    11.625    11.625
06/30/00           17.25     16.50      16.86        11.75     11.625    11.64

         In addition, in a private transaction dated July 28, 2000, BioChem purchased 396,274 Class A common shares from Glaxo Wellcome Inc. at a price per share of US$9.63.

IDENTIFICATION OF BIOCHEM PHARMA INC.

         BioChem's principal business address is 275 Armand Frappier Boulevard, Laval, Quebec, Canada H7V 4A7, and its business telephone number is (450) 978-7771. BioChem is an international biopharmaceutical company organized under the laws of Canada whose principal business is the research, development, manufacturing and marketing of innovative products for the prevention, detection and treatment of human diseases.

         During the past five years, BioChem has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The nature and approximate dollar amount of all the transactions between BioChem and CliniChem that have occurred during the past two years are as follows:

         In June 1998, BioChem entered into a series of agreements with CliniChem. These agreements are described below in (1) - (5).

                  (1) On June 8, 1998, BioChem made a Cdn $150 million cash
                      contribution to CliniChem's capital. The shares issued by CliniChem that were held by BioChem were exchanged for Class A and Class B common shares of CliniChem. On June 26, 1998, each holder of record of BioChem common shares received one Class A common share for each 40 common shares of BioChem held on June 22, 1998. The fair value of the Class A common shares distributed to BioChem's shareholders was approximately Cdn $24 million.

                  (2) Under the terms of a technology license agreement, BioChem and its affiliates granted to CliniChem an exclusive perpetual license to use BioChem and affiliate technology to conduct certain research programs and related activities, and to manufacture and commercialize products worldwide. CliniChem pays a fee to BioChem and its affiliates in exchange for the exclusive perpetual technology license. The technology license fee is payable monthly at a rate of Cdn $352,000 per month over a period of 48 months. From June 10, 1998 to October 26, 2000, CliniChem paid or incurred an aggregate amount of Cdn $10,102,000 to BioChem and its affiliates pursuant to the technology license contract.

                  (3) Under the terms of a research and development agreement,
                      BioChem conducts various research activities on behalf of CliniChem. CliniChem is required under the terms of the research and development agreement to use available funds, as defined in the contract, to repay BioChem for its research and development expenses. From June 10, 1998 to October 26, 2000, CliniChem paid or incurred an aggregate amount of Cdn $131,645,000 to BioChem pursuant to the research and development agreement.

                  (4) Under the terms of a product option agreement, CliniChem granted BioChem and certain of its affiliates an option to acquire all rights to certain or all products developed by CliniChem. This option is exercisable on a country-by-country basis for each product developed by CliniChem. From June 10, 1998 to October 26, 2000, BioChem paid or incurred an aggregate amount of Cdn $19,000 to CliniChem pursuant to the product option agreement.

                  (5) Under the terms of a services agreement, BioChem agreed to provide CliniChem with administrative services, including accounting, legal and other services for an annual fee of $400,000. From June 10, 1998 to October 26, 2000,
                      CliniChem paid or incurred an aggregate amount of Cdn $1,133,000 to BioChem pursuant to the services agreement.

         On July 28, 2000, BioChem purchased 396,274 Class A common shares from Glaxo Wellcome Inc., pursuant to a privately negotiated share purchase agreement dated July 27, 2000 between BioChem and Glaxo. At the time BioChem purchased these Class A common shares from Glaxo. Glaxo, by virtue of the number of Class A common shares it beneficially owned before the sale to BioChem, may have been an affiliate of CliniChem. The aggregate price that BioChem paid Glaxo for the shares was US $3,816,119, or US $9.63 per share.

TERMS OF THE TRANSACTION

         On January 10, 2000, BioChem disclosed in a press release that it intended to exercise the purchase option provided by CliniChem's amended Articles of Incorporation. The purchase option gives BioChem, as sole holder of all of CliniChem's issued and outstanding Class B common shares, the right to acquire all, but not less than all, of the issued and outstanding Class A common shares. BioChem has elected to purchase the Class A common shares on December 15, 2000 and to pay the aggregate exercise price of Cdn $50 million in cash. The exercise price was calculated according to a predetermined formula set out in CliniChem's amended Articles of Incorporation. As a result of BioChem's exercise of the purchase option, each Class A common share will be exchanged for Cdn $18.43. BioChem may extend the date on which it completes the purchase of the issued and outstanding Class A common shares pursuant to the purchase option by delivering a notice to CliniChem of its decision to do so, if in its judgment an extension is necessary:

         (1) to obtain any governmental or third party consent to purchase the Class A common shares;

         (2) to permit any necessary prospectus to be receipted or registration statement or similar filing to be declared effective;

         (3) to permit the expiration prior to the date BioChem completes its purchase of the issued and outstanding Class A common shares, of any statutory or regulatory waiting period; or

         (4)      to fulfill any other applicable requirements.

         In accordance with the terms of CliniChem's amended Articles of Incorporation, the holders of Class A common stock do not need to take any steps to approve BioChem's exercise of the purchase option. Transfer of title of all the issued and outstanding Class A common shares will be deemed to occur automatically on December 15, 2000, and thereafter CliniChem will treat
BioChem as the sole holder of Class A common shares and the exercise price will be paid to holders of Class A common shares on December 15, 2000 in accordance with their respective interests.

PLANS OR PROPOSALS OF BIOCHEM PHARMA INC.

         Following BioChem's purchase of all of the outstanding Class A common shares, CliniChem will be amalgamated with BioChem. BioChem anticipates de-listing CliniChem from the Nasdaq National Market and The Toronto Stock Exchange, filing a Form 15 with the Securities and Exchange Commission to suspend CliniChem's reporting requirements under the Securities Exchange Act of 1934, and taking the required steps to revoke its shares as a reporting issuer in Canada. BioChem also intends to replace CliniChem's board of directors with BioChem's employees.

INTEREST IN SECURITIES OF CLINICHEM

         As of October 26, 2000, BioChem beneficially owned 559,674 CliniChem Class A common shares.

         As of October 26, 2000, to BioChem's knowledge after reasonable inquiry, no CliniChem Class A common shares are beneficially owned by BioChem's officers and directors except as set forth below:

                                                                              Percentage of Class A Common
                                                 Total Share Ownership             Shares Outstanding
                                                 ---------------------             ------------------
          Frederick J. Andrew                                 17,458                       *
          Francesco Bellini                                  133,090                       5%
          Gervais Dionne                                      21,944                       *
          Jean-Louis Fontaine                                  6,844                       *
          James A. Grant                                          50                       *
          Roderick L. Henry                                      100                       *
          Francois Legault                                     2,082                       *
          Guy Lord                                             4,000                       *
          Michel Perron                                        1,550                       *

          * = less than 1%

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO CLINICHEM'S CLASS A COMMON STOCK

         In January 1998, BioChem incorporated CliniChem under the Canada Business Corporations Act to conduct research and development of potential human therapeutic products, primarily for the treatment of cancer and HIV infection, and vaccine products, for the prevention of certain bacterial infectious diseases.

         CliniChem's amended Articles of Incorporation grant BioChem, as the holder of the majority of the issued and outstanding Class B common shares, the right to acquire all, but not less than all, of the issued and outstanding Class A common shares and the right to appoint one of CliniChem's Directors.

         Pursuant to CliniChem's Amended Articles of Incorporation, purchase option is exercisable by written notice given at any time from and after June 26, 1998 and ending on the earlier of (i) March 31, 2003 or (ii) the 90th day after the date CliniChem provides BioChem (as the holder of the majority of the outstanding Class B common shares) with quarterly financial statements of CliniChem showing cash or cash equivalents of less than Cdn $5.0 million, although BioChem may, at its election, extend such period by providing additional funding, including through loans, for the continued conduct of any or all of CliniChem's research (but in no event beyond March 31, 2003).

         CliniChem's Amended Articles of Incorporation provide that the amount payable upon the exercise of the purchase option, which is referred to in this notice as the purchase option exercise price, is the greatest of:

         (a)      25 times the aggregate of:

                  (1) all worldwide payments made by and all worldwide payments due to be made by BioChem and certain of its affiliates with respect to all products for which the product option (as such term is defined in CliniChem's amended Articles of Incorporation) was exercised for the four calendar quarters immediately preceding the quarter in which the purchase option is exercised; and

                  (2) all payments that would have been made and all payments due to be made by BioChem and certain of its affiliates to CliniChem during the base period (as such term is defined in CliniChem's amended Articles of Incorporation) if the option to buy out CliniChem's right to receive payments with respect to acquired products (as such term is defined in CliniChem's amended Articles of Incorporation) had not previously been exercised for any acquired product on a country-by-country or global basis pursuant to the product option agreement (as such term is defined in CliniChem's amended Articles of Incorporation) with respect to any product;

                           less any amounts previously paid to exercise any payment buy-out option for any CliniChem product (as such term is defined in CliniChem's amended Articles of Incorporation).

         (b) the fair market value of 420,000 BioChem common shares as of the date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option;

         (c) Cdn $175 million plus any additional funds contributed to CliniChem by BioChem less the aggregate amount of all technology fee payments, research and development costs and services agreement payments paid or incurred by CliniChem as of the date BioChem elects to purchase the issued and outstanding Class A common shares pursuant to the purchase option; and

         (d)      Cdn $50 million.

         On November 1, 2000, Clinichem delivered to Biochem a balance sheet, together with (i) a statement and brief description of all the liabilities of Clinichem as of the date of such balance sheet not reflected on such balance sheet;(ii) a statement of the amount of available funds remaining as of such date; and (iii) a statement of the total amounts paid by and due from CliniChem pursuant to the Research and Development Agreement through such date. On November 22, 2000, CliniChem received the determination of the final Purchase Option Exercise Price. In accordance with the amended Articles of Incorporation of Clinichem, BioChem is mailing this notice to each person who, at the date of this notice is a registered holder of Class A Common Shares.

         In accordance with CliniChem's amended Articles of Incorporation, on or before the closing date, BioChem will deposit approximately Cdn $39,390,590 with General Trust of Canada. Biochem will irrevocably instruct General Trust of Canada to distribute the exercise price pro rata to the holders of Clinichem Class A common Shares as of the close of business on December 15, 2000.

         CliniChem's amended Articles of Incorporation further provide that transfer of title of all the issued and outstanding Class A common shares will be deemed to occur automatically on the closing date and thereafter CliniChem will treat BioChem as the sole holder of the issued and outstanding Class A common shares.


         On January 10, 2000, BioChem disclosed in a press release that it intended to exercise the purchase option when CliniChem's funding ran out, which BioChem estimates is likely to occur before the end of calendar year 2000. BioChem has elected to purchase the shares on December 15, 2000 and to pay the exercise price for the purchase option, which was calculated according to a predetermined formula contained in CliniChem's amended Articles of Incorporation, in cash.

OTHER PROVISIONS OF THE TRANSACTION

         No appraisal rights are afforded under either applicable law or BioChem's notice to holders of Class A common shares of its intention to exercise the purchase option, and neither BioChem nor CliniChem will afford such rights. BioChem is not aware of any rights available to objecting holders of Class A common shares under applicable law.

         BioChem is unaware, after making reasonable inquiry of CliniChem, of any grant of access to unaffiliated security holders to the corporate files of either CliniChem or BioChem or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either CliniChem or BioChem.

TRANSACTION EXPENSES

         BioChem's estimated expenses for the transaction includes filing fees of US $5,197, printer fees of approximately US $35,000, accounting fees of approximately US $5,000 and legal fees of approximately US $100,000.
CliniChem will not be responsible for paying any of BioChem's expenses associated with the exercise of its option to purchase all of the issued and outstanding Class A common shares of CliniChem.

SOURCE OF TRANSACTION FUNDS

         The source of funds to pay the exercise price and the transaction expenses is cash from BioChem's working capital.

SUMMARY OF FINANCIAL STATEMENTS

         Set forth below is a summary of CliniChem's selected consolidated financial data, which has been excerpted or derived from the information contained in CliniChem's Annual Report on Form 20-F for the year ended December 31, 1999. More comprehensive information is included in such reports and other documents filed by CliniChem with the United States Securities and Exchange Commission and Canada's Securities Commission, and the following information should be read in conjunction with such reports and other documents and the financial information including any related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained therein.

                            Statement of Income Data:
          (in thousands of Canadian dollars, except per share amounts)

                                                                         Period from
                                                                          inception
                                                                       June 10, 1998
                                                                          through                  Year ended
                                                                     December 31, 1998           December 31, 1999
Total revenues.......................................                      4,061                        5,262
Net Loss.............................................                     17,384                       67,655
Loss per share.......................................                       6.41                        24.93
Ratio of earnings to fixed charges...................                        N/A                          N/A

                               Balance Sheet Data:
          (in millions of Canadian dollars, except per share amounts)

                                                                     December 31, 1998           December 31, 1999
Working capital......................................                     126,117                      58,462
Total Assets.........................................                     136,275                      75,367
Total stockholders' equity...........................                     126,117                      58,462
Book value per share.................................                       46.46                       21.54

Note to Selected Consolidated Financial Data

(1)      CliniChem had no material fixed charges for the periods presented.